                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           ------------------------

                                   FORM 6-K
                        ------------------------------

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                   ----------------------------------------

                        For the month of February 1997

                   ----------------------------------------

                               MERIDIAN GOLD INC.
                (Translation of registrant's name into English)


                               5011 Meadowood Way
                               Reno, Nevada 89502
                    (Address of principal executive offices)

                 ----------------------------------------------


                        Form 20-F    X     Form 40-F
                                  -------           -------



                              Yes   X       No
                                 -------       -------

Meridian Gold Inc.                                       [LOGO OF MERIDIAN GOLD]
5011 Meadowood Way
Reno, Nevada 89502
Phone: (702) 827-3777
Fax:   (702) 827-7133
-------------------------------------------------------------------------------


             MERIDIAN GOLD REPORTS 34% PRODUCTION INCREASE IN 1996
                     (All dollar amounts in U.S. currency)


Reno, Nevada, February 20th, 1997 - In 1996, Meridian Gold Inc. realized a 33 percent year-over-year increase in revenue and a 34 percent increase in gold production mainly reflecting the first full year of production at the Beartrack mine in Idaho. The Company realized a loss for both the fourth quarter and full year as a result of the emphasis on the exploration and development programs, as well as reserves for one-time special charges.

In the fourth quarter, the Company reported a loss of $10.9 million or 15 cents per share compared with earnings of $7.6 million or 10 cents per share in the same quarter last year. The fourth quarter 1996 was impacted by one-time charges of $7.6 million, while the prior year fourth quarter benefited from the sale of Paradise Peak with a realized gain of $6.2 million. Production totaled 55,000 ounces in the quarter versus 63,000 ounces in the fourth quarter of 1995.

Gold production in 1996 totaled 202,000 ounces with Beartrack producing 109,000 ounces and the Jerritt Canyon mine, in Nevada, producing 93,000 ounces for the Company. Beartrack's 1996 production represents the largest annual production of any single gold mine in Idaho's history.

Meridian Gold stated at the time of the secondary offering in July 1996 that its emphasis would be on generating significant long-term growth through an aggressive exploration and development program. The Company did not expect to generate earnings in the short-term. Earnings for 1996 reflect these goals, as the exploration program of $13.4 million and one-time special charges of $7.6 million contributed to losses of $15.9 million, or 22 cents per share versus earnings of $2.3 million or 3 cents per share in 1995.

Late in the fourth quarter of 1996, a new closure cost estimate was developed by an outside engineering firm to complete reclamation of the Royal Mountain King mine in California. Based on the new estimate, the Company increased its reclamation reserve by $5.6 million, reflecting increasingly stringent environmental regulations, changing project conditions, and higher physical works costs. In December 1996, Meridian Gold was notified that a $2 million promissory note receivable, associated with the sale of the Paradise Peak mine, in Nevada, would not be paid when due by Arimetco, Inc., which declared bankruptcy under Chapter 11 in 1996.

                                    - more -

Meridian Gold's balance sheet remains strong, with cash resources of almost $83 million at year-end to support its growth plans. Cash flow from operations was $14 million in 1996.

The aggressive exploration program in 1996 continued to improve the long-term growth opportunities of Meridian Gold. At El Penon, in Region 3 of northern Chile (see attached map) Meridian controls 230 square miles of exploration concessions at an elevation of only 5,900 feet above sea level and 25 miles off the Pan American Highway. As previously announced in November, Meridian Gold outlined a geological resource of 1.2 million ounces of gold and 28.7 million silver ounces in three separate deposits at Quebrada Orito, Discovery Wash, and Cerro Martillo (see attached map). Exploration drilling in 1996 concentrated at the 6200 foot long Quebrada Orito zone, the largest of the three deposits.

Late 1996 drilling continued to be successful in extending mineralization at Quebrada Orito along strike to both the north and the south, where the new Orito Norte and Orito Sur zones have been identified. The Orito Sur zone is a major extension at least 3,280 feet in length and is still open to the south and at depth. Within this continuous north-south structure, gold-silver mineralization occurs in a major quartz vein and breccia zone that is similar to the previously identified mineralization at Quebrada Orito. At Orito Sur, mineralization occurs over true widths of 10 to 75 feet, with an approximate true width of 50 feet. The zone dips to the west at approximately 75 degrees and has a vertical extent of at least 500 feet. Drilling has not yet defined the zones' ultimate depth.

The attached map details the new Orito Sur zone with the surface projection of mineralization, drill hole number, and surface projection of the drill hole trace. Mineralized intervals listed on the drill hole summary below are not true widths.

A full El Penon resource update is in progress and will be released later in March. Current drilling on the property is supporting the ongoing Kvaerner Davy feasibility study. Exploration drilling is slated to start in March.

Preliminary feasibility on the Quebrado Orito and Cerro Martillo zones indicates that they could be mined by both open pit and underground methods, while Discovery Wash and Orito Sur could be mined underground. Spending of $11 million is planned for El Penon in 1997. Six million dollars will be spent to expand the resource, $3 million to complete the underground investigation of the Quebrada Orito mineralized zone, and $2 million to complete the feasibility study with the engineering firm of Kvaerner Davy. A production decision is planned by year-end.

                                    - more -

Hole #    Angle     Interval (feet)  Intercept  Gold (opt)  Silver (opt)
------    -----     ---------------  ---------- ----------  ------------
        (Degrees)                        (feet)
        ---------                        ------
PQ216      -55        610-630                20      0.180          0.70
PQ220      -50        538-597                59      0.176          1.30
PQ221      -65        669-781               112      0.135          0.70
PQ223      -50        558-590                32      0.134          2.30
PQ224      -70        210-223                13      0.101          0.80
PQ227      -70        610-682                72      0.140          1.10
PQ228      -70        682-787               105      0.190          1.10
PQ229      -55        518-538                20      0.170          1.20
PQ230      -75        518-636               118      0.220          6.60
PQ231      -75        682-787               105      0.198          2.50
PQ232      -70        630-643                13      0.150          2.10
PQ240      -75        518-545                27      0.200          5.80
                      617-663                46      0.116          2.60
PQ242      -75        518-643               125      0.630         18.00
                      669-735                66      0.140          3.30
PQ243      -65        373-446                73      0.090          1.60
PQ245      -70        446-492                46      0.180          5.30
PQ251      -75        905-958                53      0.520          4.90
PQ253      -75       899-1004               105      0.330          4.40
PQ254      -75      1030-1050                20      1.130         25.50

Hole PQ254 was the last hole of the program.

Meridian Gold Inc. is a proven exploration oriented gold producer, well financed and led by a strong management team committed to growth. Currently, annual production is 200,000 ounces of gold from two producing properties:
Beartrack in Idaho (100% owned) and Jerritt Canyon (30% owned) in Nevada. At year-end 1995, the Company had reserves of 1.5 million ounces of gold. In addition, Meridian holds an active inventory of exploration properties in Chile and the United States.

Meridian was formed in 1996 and is the successor to the business of FMC Gold Company, formerly a 80% owned subsidiary of FMC Corporation. The common shares of Meridian are traded on the Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

Financial statements and a map of El Penon are attached.


                                     - 30 -


For further information:
Wayne M. Hubert
Investor Relations
Meridian Gold Inc.
Tel:  (702) 827-7130
Fax: (702) 827-7133

SPECIAL NOTE: In the bottom right hand corner, there is a map of Meridian Gold Inc.'s El Penon exploration property, as well as a map showing the region where El Penon is located within Chile. In the top right hand corner, there is a map showing certain resource areas and certain fault and vein lines in the central zone of El Penon, where most exploration is occurring; such map also shows the location of the areas known as Quebrada Orito, Discovery Wash, Cerro Martillo, Orito Norte and Orito Sur. To the left of this map is a graph detailing the new Orito Sur zone which sets forth certain drill hole numbers and surface projections of the drill hole trace.

                              [MAPS APPEAR BELOW]

                              Meridian Gold Inc.
                              ------------------

                     Consolidated Statements of Operations
                     -------------------------------------
               (Unaudited and in millions, except per share data)

                                                   (Unaudited)          (Unaudited)
                                                  Three Months         Twelve Months
                                                Ended December 31    Ended December  31
                                               -------------------  --------------------
                                                 1996       1995      1996       1995
                                               ---------  --------  ---------  ---------

  Sales                                          $ 20.0     $24.2     $ 76.2      $57.4

  Costs and expenses
     Operating expenses                            17.6       9.4       56.1       29.9
     Depreciation, depletion & amortization         5.3       8.0       21.1       21.3
     Exploration costs                              5.7       1.8       13.4       10.9
     Selling, general and
      administrative expenses                       3.4       1.1        6.4        5.1
                                                 ------     -----     ------      -----
  Total costs and expenses                         32.0      20.3       97.0       67.2

  Income (loss) before interest and taxes         (12.0)      3.9      (20.8)      (9.8)

  Gain on sale of assets                              -       1.7          -        1.7

  Interest income                                   1.1       1.3        4.9        5.9
                                                 ------     -----     ------      -----

  Income (loss) before income taxes               (10.9)      6.9      (15.9)      (2.2)

  Provision for income taxes                         --      (0.7)        --       (4.5)
                                                 ------     -----     ------      -----

  Net income (loss)                              $(10.9)    $ 7.6     $(15.9)     $ 2.3
                                                 ======     =====     ======      =====

  Loss per common share                          $(0.15)    $0.10     $(0.22)     $0.03
                                                 ======     =====     ======      =====

  Number of common shares used in
     earnings per share computations               73.6      73.5       73.6       73.5
                                                 ======     =====     ======      =====


                              Meridian Gold Inc.
                              ------------------

                          Operating Data (Unaudited)
                          --------------------------

                                                     Three Months       Twelve Months
                                                   Ended December 31  Ended December 31
                                                   -----------------  -----------------
                                                      1996     1995      1996     1995
                                                      ----     ----      ----     ----
Beartrack Mine
 Gold production - Heap leach (ounces)               31,229   36,426   108,599   49,134
 Tons mined (thousands):
  Ore                                                   760    1,688     4,324    4,150
  Waste                                               1,175    1,899     4,394    3,753
                                                    -------  -------  --------  -------
   Total                                              1,935    3,587     8,718    7,903

Average heap leach grade (ounce/ton)                  0.026    0.033     0.026    0.034

Total cost of production/ounce                         $249     $247      $285     $260
Cash cost of production/ounce                          $197     $151      $190     $166

Jerritt Canyon Joint Venture
 Gold production (Meridian Gold 30% share
 ounces):
    Milling                                          23,641   26,493    92,429   96,823
    Heap leach                                          122      257       565    1,096
                                                     ------    ------    ------  ------
       Total                                         23,763   26,750    92,994   97,919
 Tons mined (thousands):
    Ore                                                 370      399     1,589    2,050
    Waste                                             7,081    4,038    16,772   21,185
                                                     -------  -------   ------- -------
       Total                                          7,452    4,437    18,362   23,235

 Mill tons processed (thousands)                        698      780     2,668    2,947
 Average mill ore grade (ounces/ton)                  0.129    0.131     0.131    0.129
 Mill recoveries                                       87.4%    86.3%     87.5%    86.1%

Total cost of production/ounce                         $377     $468      $425     $431
Cash cost of production/ounce                          $259     $284      $297     $250

Paradise Peak (Discontinued in 1995)
 Gold production - Heap leach                            --      125        --    3,633

Total cost of production/ounce                         $ --     $ --      $ --     $155

Total
Ounces of gold produced                              54,992   63,298   201,593  150,686
Ounces of gold sold                                  51,782   62,806   197,193  149,759
Average realized price/ounce                           $392     $396      $392     $389
Average cash cost of production/ounce sold             $224     $206      $239     $221

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   MERIDIAN GOLD INC.



Date:  March 6, 1997                                By:  /s/  BRIAN J. KENNEDY
                                                   Its:  Chief Executive Officer